UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

FOR THE QUARTER ENDED

December 31, 2001

NATIONAL GRID USA

25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA
For The Quarter Ended December 31, 2001

ITEM 1 - ORGANIZATION CHART
Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
New England Energy Incorporated/National Grid USA	Energy	11/20/72	MA	100

New England Energy Incorporated (NEEI) participated (principally through a partnership with a nonaffiliated oil company) in domestic oil and gas exploration, development, and production and the sale to New England Power Company of fuel purchased in the open market. Effective 1/1/98, NEEI sold its oil and gas properties and ceased its participation in domestic oil and gas exploration, development, and production. This company is presently inactive.

Wayfinder Group, Inc./National Grid USA	Energy	01/13/92	MA	100	Wayfinder Group, Inc. is primarily a consulting business that provides products and services related to the advice regarding competitive electricity markets.
National Grid Transmission Services Corporation/National Grid USA	Energy	05/01/00	MA	100	National Grid Transmission Services Corporation's purpose is to provide technical, management, development, engineering, and other similar services relating to electric power transmission.
NEWHC, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/25/90	MA	100	On September 19, 1999, NEWHC, Inc. sold substantially all of its assets to Duperey Investments, Inc., an unaffiliated company. This company is presently inactive.
AEMC, L.L.C./NEES Energy, Inc./National Grid USA.	Energy	04/23/98	DE	100

AllEnergy Marketing Co., L.L.C. changed its name to AEMC, L.L.C. (AEMC) effective August 24, 2001. AEMC's principal purpose is to sell energy and provide a range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, design, engineering, and consulting. On January 2, 2001, AEMC completed the last of a series of sales, comprising substantially all of its business operations, to independent third parties

Separation Technologies, Inc./Wayfinder Group, Inc./National Grid USA	Energy	03/28/89	DE	3.96	This company produces concrete using fly ash waste from coal-fired generating plants.
Separation Technologies, Inc./EUA Energy Investment Corp./National Grid USA	Energy	03/28/89	DE	6.84	This company produces concrete using fly ash waste from coal-fired generating plants. The interest in this company was indirectly acquired by National Grid USA on April 19, 2000.
NeXus Energy Software, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/19/97	MA	9.9	NeXus Energy Software, Inc.'s purpose is to develop, implement, produce, market, and sell software for application in the energy conservation industry.
AEDR Fuels, L.L.C./AEMC L.L.C./NEES Energy, Inc./National Grid USA	Energy	01/12/98	ME	100

AEDR Fuels, L.L.C.'s purpose is to acquire interests in and assets of energy-related companies and to engage in energy-related activities in accordance with Rule 58. This company is presently inactive.

*The following companies were indirectly acquired by National Grid USA on April 19, 2000, in connection with the merger of Eastern Utilities Associates into National Grid USA.*
Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of organization	Percentage of Voting Securities held	Nature of Business
EUA Energy Investment Corp./National Grid USA	Energy	12/15/87	MA	100

EUA Energy Investment Corp. (EUA Energy) was initially formed to engage in the business of identifying, evaluating, investing in or participating in the ownership, operation and maintenance of cogeneration and small power production facilities and other energy-related or energy conservation ventures. EUA Energy does not plan to invest in any further business development opportunities and is currently divesting its remaining Investment projects.

EUA Bioten, Inc./EUA Energy Investment Corp./National Grid USA	Energy	06/26/95	MA	100

EUA Bioten, Inc. was initially formed to engage in the development and commercialization of biomass-fired combustion turbine power generation facilities. All assets have been sold, and this company is presently inactive.

Bioten Operations, Inc./EUA Bioten, Inc./EUA Energy Investment Corp./National Grid USA	Energy	06/26/95	TN	100

Bioten Operations, Inc. held interests in a biomass commercial demonstration plant (which is a Qualifying Facility). The company sold its interests in the demonstration plant effective September 26, 2001.

EUA FRC II Energy Associates/EUA Energy Investment Corp./National Grid USA	Energy	09/19/89	MA	100	EUA FRC II Energy Associates engaged in cogeneration projects throughout the United States. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended December 31, 2001

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue Or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security
None

NATIONAL GRID USA
For The Quarter Ended December 31, 2001

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	Wayfinder Group, Inc.	$(2.2)
National Grid USA	National Grid Transmission Services Corporation	$(0.1)
National Grid USA	New England Energy Incorporated	$(2.0) (1)

(1) Reflects write-down of National Grid USA's investment in New England Energy Incorporated.

NATIONAL GRID USA
For The Quarter Ended December 31, 2001

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None

Part II - Transactions performed by associate companies on behalf of reporting companies
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
New England Power Company	National Grid Transmission Services Corp.	Retail Transmission	(1)	(1)		(1)
New England Power Company	Wayfinder Group, Inc.	Dispatching	(1)	(1)		(1)
The Narragansett Electric Company	Wayfinder Group, Inc.	Customer Service	(1)			(1)
National Grid USA Service Co., Inc.	New England Energy Incorporated	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (3)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (4)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (5)	(1)	(1)	(1)	(1)

(1) Amounts are below $100,000.
(2) Represents 3 types of services totaling less than $100,000 in aggregate.
(3) Represents 6 types of services totaling less than $100,000 in aggregate.
(4) Represents 11 types of services totaling less than $100,000 in aggregate.
(5) Represents 12 types of services totaling less than $100,000 in aggregate.

NATIONAL GRID USA
At December 31, 2001

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(expressed in millions, rounded to hundred thousands of dollars)
Investment in energy-related companies:
Total consolidated capitalization as of December 31, 2001		$5,388.2	(1) line 1
Total capitalization multiplied by 15 percent (line 1 multiplied by 0.15)		808.2	line 2
Greater of $50 million or line 2		808.2	line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Power marketing and other	$ 2.5
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 33.5	line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$774.7	line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NATIONAL GRID USA
For The Quarter Ended December 31, 2001

ITEM 5 - OTHER INVESTMENTS

(expressed in millions, rounded to hundred thousands of dollars)
Major Line or Energy-Related Business(1)	Other Investment in Last U-9C-3 Report	Other Investment in U-9C-3 Report	Reason for Difference in Other Investment
Power Marketing and Other	$29.8	$ 8.0	Write-down of investment in NEEI.
Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

(1) Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A) Exhibits

10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

(B) Financial Statements*

1-A	National Grid USA and Subsidiaries Consolidated Income Statements for the quarter and nine months ended December 31, 2001
1-B	National Grid USA and Subsidiaries Consolidated Balance Sheet at December 31, 2001
2-A	Wayfinder Group, Inc. Income Statements for the quarter and nine months ended December 31, 2001
2-B	Wayfinder Group, Inc. Balance Sheet at December 31, 2001
3-A	National Grid Transmission Services Corporation Balance Sheet at December 31, 2001
4-A	EUA Energy Investment Corporation Income Statements for the quarter and nine months ended December 31, 2001
4-B	EUA Energy Investment Corporation Balance Sheet at December 31, 2001

(C) Notes

(1)	Financial statements for Separation Technologies, Inc. and NeXus Energy Software, Inc. were not available as of the filing date.
(2)	National Grid Transmission Services Corporation Income Statement actuals are less than $100,000 and are therefore not reported.
(3)

EUA Bioten, Inc., Bioten Operations, Inc., EUA FRC II Energy Associates, and AEDR Fuels, L.L.C. are inactive companies and therefore no financial statements are provided. New England Energy Incorporated (NEEI) is presently inactive and has no Income Statement activity. NEEI's Balance Sheet at December 31, 2001 is effectively at a $0 balance for reporting purposes, therefore, no separate financial statement is provided.

* Financial Statements are being filed separately pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

s/ John G. Cochrane
John G. Cochrane, Vice President and
Chief Financial Officer

Date: February 28, 2002

EXHIBIT INDEX
Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith
Financial Statement No.	Description	Page
1-A	National Grid USA and Subsidiaries Consolidated Income Statements for the quarter and nine months ended December 31, 2001	Filed Separately
1-B	National Grid USA and Subsidiaries Consolidated Balance Sheet at December 31, 2001	Filed Separately
2-A	Wayfinder Group, Inc. Income Statements for the quarter and nine months ended December 31, 2001	Filed Separately
2-B	Wayfinder Group, Inc. Balance Sheet at December 31, 2001	Filed Separately
3-A	National Grid Transmission Services Corporation Balance Sheet at December 31, 2001	Filed Separately
4-A	EUA Energy Investment Corporation Income Statements for the quarter and nine months ended December 31, 2001	Filed Separately
4-B	EUA Energy Investment Corporation Balance Sheet at December 31, 2001	Filed Separately
Note: Financial Statements are being filed separately pursuant to a request for confidential treatment.

CERTIFICATE

A copy of the Form U-9C-3 report for the previous quarter (quarter ended September 30, 2001) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

The names and addresses of such state commissions are as follows:

Mrs. Luly Massaro, Clerk
Rhode Island Public Utilities Commission
100 Orange Street
Providence, Rhode Island 02903

Mary L. Cottrell, Secretary
Massachusetts Department of
Telecommunications and Energy
1 South Station, 2nd Floor
Boston, MA 02110

Ms. Debra Howland
Assistant Executive Director
New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, New Hampshire 03301

SIGNATURE

NATIONAL GRID USA

By s/ John G. Cochrane
Name: John G. Cochrane
Title: Vice President and Chief Financial Officer

Date: February 28, 2002